

August 7, 2009

<u>Via U.S. Mail</u>

Guy Brusciano
Chief Executive Officer
Cedar Creek Mines Ltd.
4170 Still Creek Drive, Suite 200
Burnaby, B.C.
Canada V5C 6C6

> **Re: Cedar Creek Mines Ltd.**
> **Registration Statement on Form S-1**
> **File No. 333-160552**
> **Filed July 13, 2009**

Dear Mr. Brusciano:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover Page</u>

1.   We do not comment on each place that includes disclosure which requires revision. Please carefully review your document to make corresponding changes

wherever applicable. That will eliminate the need for us to issue repetitive comments.

2.   We note your disclosure on the cover page and elsewhere that that your selling shareholders will sell their shares at the initial offering price of $0.25 per share until your common stock is quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. Please confirm to us and disclose in the registration statement that you will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market or exchange.

Business Risks, page 6

3.   Expand your disclosure for Business Risk #2 to clarify that you will not be receiving the proceeds of this offering. Specify how you intend to raise the $347,200 that you will need to finance your planned operations for the next 12 months, and if you have no specific plans to raise these funds, disclose this. Add similar disclosure in your "Description of Business" section on page 26 under "Leamington Property" where you discuss your plans for activity in 2010 and 2011.

Selling Security Holders, page 14

4.   Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Directors, Executive Officers, Promoters, and Control Persons, page 42

Directors and Officers, page 42

5.   You state that your Board of Directors has "currently fixed the number of directors at one"; however, both Mr. Brusciano and Mr. Howland-Rose are listed as directors. Please clarify your disclosure here and throughout the filing, as appropriate.

Background, page 42

6.   We note your disclosure regarding Mr. Brusciano's involvement "with numerous private and publicly traded mineral exploration and production companies as a director and officer . . . ." Regarding each company for which Mr. Brusciano has served as director or officer during the past five years, expand his biographical sketch to include the information required by Item 401(e) of Regulation S-K.

7.   We note the biographical sketch for Mr. Howland-Rose. Revise the sketch to eliminate any gaps or ambiguities as to time, in particular, the period from April 2007 through July 2009. Revise your disclosure as necessary to provide the month and year for each position held by Mr. Howland-Rose during the past five years and the name and principal business of each such employer. Specify each position or title held during the period.

Legal Proceedings, page 43

8.   We note your disclosure that Mr. Guy Brusciano "was convicted or found guilty, as the case may be, on December 11, 2008, upon the charge of assault with a weapon for which it was adjudged that the passing of the sentence be suspended with conditions." Pursuant to Item 401(f), revise your disclosure to clearly state the charge, finding, sentence, and conditions. Disclose whether this event prevents or impairs, or is likely to prevent or impair, Mr. Brusciano's ability to serve the Company in his current capacity. If so, please also include an appropriate risk factor to this effect.

9.   We note your disclosure "Other than that . . ." and the bulleted list that follows. Remove the conditional "other than that" language, and clearly disclose the information required by paragraphs (1) through (6) of Item 401(f). We also note that your current disclosure does not fully address the information required by paragraph (4) of Item 401(f).

Management Agreements, page 45

10.   You disclose that on April 3, 2008, you entered into a management agreement with Mr. Guy Brusciano whereby you engaged Mr. Brusciano as "President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer." You state on your cover page and elsewhere that Mr.

Matthew Brusciano is the Company's Secretary.   Please clarify your disclosure. If there exist any agreements with Mr. Matthew Brusciano related to his role as Secretary, please so state.

Consolidated Financial Statements for the Nine Months ended February 28, 2009 and From April 3, 2008 (Date of Inception) to February 28, 2009

General

11.   We note your interim financial information is for the period ending February 28, 2009. In your amended S-1, please update your financial information as required by Rule 8-08 of Regulation S-X. Please note that an updated auditor's consent will also be required.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Carroll at (202) 551-3362 or Sandra Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Michael E. Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
Michael Shannon
(604) 684-0916